Exhibit 1

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Canada Tel: 416 979-1991 Fax: 416 979-5893 www.denisonmines.com

May 15, 2012

VIA SEDAR

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

The Manitoba Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Prince Edward Island Securities Office

Securities Commission of Newfoundland and Labrador

The Toronto Stock Exchange

Denison Mines Corp.—Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual general meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Denison Mines Corp. (the “Corporation”) held on May 10, 2012. At the meeting, Shareholders were asked to consider certain annual meeting matters. The matters voted upon at the Meeting and the results of the voting were as follows:

Item 1: Election of Directors

The nine nominees set forth in the Corporation’s 2012 Management Proxy Circular were elected as directors of the Corporation by majority vote cast. Shareholders present in person or represented by proxy at the meeting voted as follows:

Nominees	Number of Shares For	Percentage of Votes Cast
Joo-Ok Chang	121,246,226	78.10%
John H. Craig	148,323,252	95.55%
W. Robert Dengler	153,822,184	99.09%
Brian D. Edgar	150,285,157	96.81%
Ron F. Hochstein	152,097,446	97.98%
Tae-Wan Kim	121,289,433	78.13%
Lukas H. Lundin	145,415,927	93.67%
William A. Rand	150,236,469	96.78%
Catherine J.G. Stefan	153,813,090	99.08%

Item 2: Appointment of Auditors

By majority vote cast, PricewaterhouseCoopers LLP was appointed auditor of the Corporation to hold office until the close of the next annual meeting of shareholders or until its successor is appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditor. Shareholders present in person or represented by proxy at the meeting voted as follows:

Number of Shares For	Percentage of Votes Cast
206,640,528	99.17%

DENISON MINES CORP.

By:	(signed) Sheila Colman
Sheila Colman
Canadian Counsel and Assistant Corporate Secretary

2